SKADDEN, ARPS, SLATE, MEAGHER & FLOM
LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
________
(212) 735-3000
Fax: (212) 735-2000
http://www.skadden.com

May 1, 2008

Mr. John M. Ganley Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	The Cushing MLP Total Return Fund
(File Nos. 333-149923 and 811-22072)

Mr. Ganley:

We are in receipt of your letter, dated April 25, 2008, which sets forth your comments to the registration statement on Form N-2 filed by The Cushing MLP Total Return Fund (the “Fund”) on March 27, 2008 (the “Registration Statement”). We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.

These changes will be reflected in Amendment No. 6 to the Registration Statement, which the Fund intends to file on or about May 1, 2008 and will be marked to show all changes made since the initial filing of the Registration Statement.

Prospectus Summary — The Offering (Page 7)

1. This paragraph states that two or fewer investors will participate in the offering and that no underwriters will be involved. In an appropriate location of the prospectus, please provide the information required by Item 5.10 of Form N-2 (“briefly outline the plan of distribution of any securities that are to be offered other than through underwriters”). Further, please explain to us whether an investor in this offering may be deemed to be an “underwriter” within the meaning of Section 2(a)(40) of the Investment Company Act of 1940.

Mr. John M. Ganley
April 13, 2007

Information required by Item 5.10 of Form N-2 has been added. As a result, the document states:

"The securities will distributed by the Fund directly to one or more investors. The investors will not pay a commission or similar charge."

In response to your second request, an investor in this offering will not be deemed to be an "underwriter" within the meaning of Section 2(a)(40) of the Investment Company Act of 1940 because the purchasers do not have an intention to distribute the securities. The Purchase Agreement that the purchasers will execute contains a representation confirming this fact.

Principal Risks of the Fund — Valuation Risk (Page 29)

2. The third paragraph of this section states that “[f]air value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period of time, taking into account the nature of the asset.” (Emphasis added.) The Commission has stated that fair value represents the price a fund could reasonably expect to receive from the current sale of an asset. See ASR No. 113, Financial Reporting Codification (CCH) § 404.04 (Oct. 21, 1969); ASR No. 118, Financial Reporting Codification (CCH) § 404.03 (Dec. 23, 1970). Please revise the disclosure to be consistent with the Commission’s position. We note that elsewhere in the filing the Fund correctly stated: “When determining the fair value of an asset, the Investment Adviser will seek to determine the price that the Fund might reasonably expect to receive from the current sale of that asset in an arm’s length transaction.” See Prospectus p. 74 (last paragraph of Net Asset Value — Valuations).

The disclosure has been revised to be consistent with the Commission's position. As a result, disclosure throughout the document states:

“When determining the fair value of an asset, the Investment Adviser will seek to determine the price that the Fund might reasonably expect to receive from the current sale of that asset in an arm’s length transaction."

Mr. John M. Ganley
April 13, 2007

Summary of Fund Expenses (Page 38)

3. The line item captioned “Offering Expenses Borne by the Fund (as a percentage of offering price)” reflects an amount of 100%. This appears to be an error. Please revise this to show offering expenses as a percentage of the offering price.

The Summary of Fund Expenses has been revised to delete the reference to 100%. Please note, offering expenses as a percentage of the offering price will be determined when the offering price is struck and such percentage will be included in the final amendment to the Registration Statement. The dollar value of offering expenses is approximately $100,000 and is included in the footnote to the line item in the table.

4. Page 32 of the prospectus describes the risks of short selling. Please estimate in the fee table the expenses associated with dividends paid on sales of securities sold short. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.43(j) (With Conforming Changes as of May 1, 2007).

The line item "Expenses Associated with Dividends Paid on Sales of Securities Sold Short" has been added to the fee tables.

5.  Footnote (2) to the fee table shows a table of expenses assuming that no leverage is used. To prevent investors from confusing the footnote table from the actual fee table, please indent the footnote table and use a font different from the actual fee table.

The footnote table has been indented and a font different from the actual fee table has been used.

6. Footnote (4) to the table states that the costs of the offering are not included in the expenses shown in the table. Please clarify that although offering expenses are not included as an Annual Expense, they are included in the fee table as a Shareholder Transaction Expense. Please also provide a cross-reference to footnote (1).

Clarification stating that although offering expenses are not included as an Annual Expense, they are included in the fee table as a Shareholder Transaction Expense has been added. A cross-reference to footnote (1) has also been added.

Mr. John M. Ganley
April 13, 2007

Investment Restrictions (Page 66)

7. Investment Restriction (2) provides that the Fund will not concentrate in any industry, but further provides that the restriction “does not apply to (a) investments in MLPs and Other Natural Resource Companies (the Fund will concentrate more than 25% of its assets in MLPs and Other Natural Resource Companies) . . .” Inasmuch as the term “MLP” refers to a form of business organization rather than an industry, it appears the Fund may have reserved freedom of action to concentrate in any industry in which MLPs operate. Please revise the concentration policy (i) to avoid referring to MLPs or other forms of business organization and (ii) to clarify the industry or group of industries in which the Fund will concentrate. Please supplementally explain to us whether such revisions to the Fund’s policy will require a shareholder vote.

We have revised the disclosure in order to clarify that the reference to MLP refers only to MLPs in the natural resource sector.

Other Comments

8. Please include the financial statements required by Item 24 of Form N-2.

In the "Financial Highlights" section of the document, there is a statement that "financial information was derived from and should be read in conjunction with the Financial Statements of the Fund and Notes thereto, which are incorporated by reference into this prospectus and the SAI from the Fund's Annual Report to Shareholders for the fiscal year ended November 30, 2007." It was intended that the inclusion by reference of Financial Statements would be responsive to Item 24 of Form N-2. In order to add greater clarity, a statement of incorporation by reference of the Financial Statements will be included under its own separate "Financial Statements" heading in the document.

9. Exhibit 2(n) — Other Opinions and Consents — Consent of Deloitte and Touche LLP. In this exhibit, Deloitte and Touche consents to the use of its opinion in connection with a registration statement on Form N-14. Please provide a consent referring to the present registration statement on Form N-2.

The consent has been revised to provide the correct reference to the present registration statement on Form N-2.

Mr. John M. Ganley
April 13, 2007

General Comments

10. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

In response to your comments, the Fund has made consistent revisions throughout the Prospectus.

11. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Fund is advised that additional comments may be provided on omitted disclosure items, information supplied supplementally or exhibits added in any further pre-effective amendment, and the Fund will respond to any such additional comments when and if made.

12. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

The Fund intends only to omit certain pricing information from any future Pre-Effective Amendment to the Registration Statement for which we will rely on Rule 430A. This would include the total number of shares sold, the total proceeds of the offering and the total sales loads paid. This information will be omitted, as it is not expected that it will be known at the time of filing. The Fund intends to file pursuant to Rule 497(h) a definitive prospectus containing any omitted information in compliance with the requirements of Rule 430A.

13. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

No exemptive applications or no-action requests have been submitted or are expected to be submitted in connection with the registration statement.

Mr. John M. Ganley
April 13, 2007

14. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Fund believes that these responses adequately address your comments in your letter dated April 25, 2008. As indicated above, the Fund anticipates filing Amendment No. 6 to the Registration Statement on or about May 1, 2008.

15. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Management of the Fund has reviewed the disclosure set forth in Amendment No. 6 to the Fund's Registration Statement.

* * *

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that should the Commission or the staff acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Fund acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (213) 687-5632.

Sincerely,

/s/ Yousuf I. Dhamee